Exhibit 99.1

FOR IMMEDIATE RELEASE
November 6, 2003

Extendicare Achieves 75% Increase in Third Quarter Earnings

•	Third quarter net earnings reach $13.8 million

•	Average US nursing home occupancy reaches 91.6%

•	Medicare census remains strong at 15.2%

•	Independent actuary confirms adequacy of balance sheet reserves

•	Announces purchase of 99-bed nursing home in Wisconsin for US$4.4 million

MARKHAM, ONTARIO (TSX: EXE and EXE.A; NYSE: EXE.A). Extendicare Inc. released its financial results for the third quarter ended September 30, 2003.

For the quarter, Extendicare’s net earnings increased to $13.8 million, or $0.19 per diluted share, up from $7.9 million, or $0.11 per diluted share, reflecting a 75% increase over the same period last year. For the nine month period, net earnings increased to $43.8 million, or $0.62 per diluted share compared to $15.9 million or $0.22 per diluted share in 2002.

“The Company’s strong performance during the period was attributable to solid operating results from all segments of our business,” said Mel Rhinelander, President and Chief Executive Officer of Extendicare Inc. “In the United States we achieved high levels of overall nursing home occupancy while maintaining strong Medicare census levels. In Canada, Extendicare benefited from the governments of Ontario and Alberta’s improved funding for long-term care services.”

Third Quarter Operational Highlights:

•	Extendicare benefited from an average 4.7% rise in Medicaid revenue per day, increasing quarterly revenue by $7.4 million.

•	The Ontario and Alberta governments implemented long-term care spending increases effective July 1 and August 1, respectively. These combined funding changes improved the Company’s third quarter revenue from Canadian operations by approximately $3.0 million and EBITDA by approximately $1.5 million.

•	The Company also benefited from the opening of new nursing homes in Ontario, adding approximately $6.3 million of revenue and EBITDA of $1.4 million to the quarter. Four nursing homes were opened in 2003, with an additional one scheduled to open in January.

Average U.S. nursing home occupancy climbed to 91.6% in the 2003 third quarter from 90.8% in the third quarter of 2002, and from 91.2% in the 2003 second quarter. Medicare increased to 15.2% of total nursing home census from 13.3% in the 2002 third quarter.

Extendicare’s cash provided by operations, prior to the net change in operating working capital, for the three months ended September 30, 2003 was $32.1 million ($0.47 per share) compared to $39.5 million ($0.56 per share) in the 2002 third quarter. The 2002 third quarter cash flow included a $20.9 million cash dividend from Crown Life Insurance Company.

The majority of the states in which the Company operates enacted changes to their Medicaid funding levels on July 1, 2003, which resulted in an increase in the Company’s average Medicaid rate of 3.3% from the second quarter of 2003, contributing $4.7 million (US$3.4 million) of additional revenue. However, in conjunction with the Medicaid rate increases, some states imposed provider taxes, which increased the Company’s operating costs by $2.8 million (US$1.8 million) in the third quarter of 2003.

The October 1, 2003, 6.26% Medicare rate increase (comprised of a 3.26% administrative fix and a 3% market basket adjustment) should improve Extendicare’s revenue by an annualized total of about $19.0 million (US$13.3 million) based on Medicare census for the first nine months of this year. “The Company supports the industry commitment issued to Senator Grassley, Chairman of the U.S. Senate Committee on Finance, to ensure the 3.26% administrative fix is spent on patient care and services,” continued Mr. Rhinelander.

Notwithstanding the funding increases in the U.S. and Canada, the Company anticipates results in the fourth quarter will be tempered by a number of cost factors including: seasonality, the impact of holidays, and wage and utility increases, but will still show a significant increase over the same quarter last year.

“Our strategy of maintaining our focus on revenue growth by census improvement will remain a key component of our business plan going forward in 2004,” concluded Mr. Rhinelander.

Quarters ended September 30, 2003 and September 30, 2002

Revenue increased by $36.1 million, or 8.3% over the prior year period, before the impact of the change in the foreign exchange rate of $40.2 million, the ceasing of home health care operations in British Columbia of $6.3 million, and the sale of an Alberta nursing home of $0.5 million. The U.S. operations contributed $20.4 million to this increase and $15.7 million was from the Canadian operations. The keys to this strong improvement were growth in Medicare patient census, higher funding levels, the new Ontario homes, higher home health care volumes, and additional management contracts.

Revenue from U.S. operations for the 2003 third quarter included: $2.7 million (US$1.9 million) of prior period Medicaid cost settlements; and a provision of $3.1 million (US$2.2 million) related to pre-1999 Medicare cost settlements.

EBITDA rose to $50.7 million in the 2003 third quarter from $43.0 million in the same quarter last year. EBITDA as a percent of revenue increased to 11.7% from 9.7% in the prior year quarter.

U.S. EBITDA increased 14.2% to $36.6 million from $32.1 million in the prior year quarter. Growth in Medicare patient census and higher Medicaid and private payor rates contributed to earnings. A stronger Canadian dollar on translation of U.S. results negatively impacted EBITDA by $4.6 million and net earnings by $0.9 million.

EBITDA from Canadian operations rose 28.6% to $14.0 million from $10.9 million in the prior year period. Earnings strengthened due to the third quarter Ontario and Alberta funding improvements of about $1.5 million, the opening of new Ontario nursing homes of approximately $1.4 million, improvements in home health care operations, and additional management contracts.

Pre-tax earnings from health care operations increased by $10.0 million to $20.1 million from $10.1 million in the prior year period.

Nine Months ended September 30, 2003 and September 30, 2002

Revenue increased by $95.9 million, or 7.5% over the prior year period, before the impact of the change in the foreign exchange rate of $91.7 million, the ceasing of home health care operations in British Columbia of $17.0 million, and the sale of an Alberta nursing home of $0.9 million. The U.S. operations contributed $59.4 million to this increase and $36.5 million was from the Canadian operations. The factors contributing to this strong improvement were growth in Medicare patient census, higher funding levels, the new Ontario homes, higher home health care volumes, and additional management contracts.

In the nine months ended September 30, 2003, average U.S. nursing home occupancy rose to 91.4% from 90.0% in the comparable 2002 period, with Medicare representing 15.4% of resident days, up from 13.1% in the prior year period.

The 2003 nine month results included an after-tax gain from asset disposals and other items of $0.9 million, or $0.01 per share, compared to the prior year after-tax loss from asset disposals and other items of $3.8 million, or $0.05 loss per share.

EBITDA rose 9.5% to $136.2 million in the nine months ended September 30, 2003 from $124.4 million in the same period last year. EBITDA as a percent of revenue increased to 10.5% from 9.5% in the nine months ended September 30, 2002. The stronger Canadian dollar on translation of U.S. results negatively impacted EBITDA by $10.1 million and net earnings by $1.6 million.

Pre-tax earnings from health care operations rose by $24.0 million to $44.1 million from $20.1 million in the 2002 comparative period.

Other Items

The Company has just completed an interim independent actuarial review of resident care liability costs, based on data through September 30, which confirms the adequacy of balance sheet reserves for liability claims.

Extendicare is completing a project to install sprinkler systems in the few remaining facilities that do not currently have them in both the U.S. and Canada.

EHSI is in the process of acquiring a 99-bed nursing home, built in 1999 in Manitowoc, Wisconsin for approximately US$4.4 million. The transaction also includes an adjacent five acres of land and is expected to close by the end of 2003, pending regulatory approval.

As previously announced pending regulatory approval, Extendicare expects to close the sale of a nursing and retirement home in Ontario in the fourth quarter.

Under the terms of its November 27, 2002 Normal Course Issuer Bid, the Company has purchased to date for cancellation 1,390,100 Subordinate Voting and Multiple Voting shares at an average cost per share of $4.03, of which 1,370,100 were acquired in 2003 at an average cost per share of $4.02. This bid expires on November 26, 2003. Subject to regulatory approval, the Board of Directors of the Company intends to commence a Normal Course Issuer Bid on November 27, 2003, for just less than 10% of the public float of each of the Company’s Subordinate Voting Shares and Class II Preferred Shares, Series 1 (EXE.PR.E), and for just less than 5% of the outstanding Multiple Voting Shares.

At their meeting today, the Directors declared a monthly dividend of $0.075 per share on Extendicare’s Class II Preferred Shares, Series 1, payable on December 15, 2003 to shareholders of record on November 28, 2003. Extendicare, through its subsidiaries, operates 276 long-term care facilities across North America, with capacity for over 29,000 residents. As well, through its operations in the United States, Extendicare offers medical specialty services such as subacute care and rehabilitative therapy services, while home health care services are provided in Canada. The Company employs 36,400 people in the United States and Canada.

In a separate news release issued today, Extendicare Inc. announced the 2003 third quarter financial results of its wholly owned U.S. subsidiary, Extendicare Health Services, Inc.

On November 7, 2003, at 10:00 a.m. (EST), Extendicare Inc. will hold a conference call to discuss its results for the third quarter. The toll-free number for the call is 1-800-273-9672. Local callers please dial 416-695-5806. For those unable to listen to the call live, a taped rebroadcast will be available from two hours after completion of the live call until midnight on November 21, 2003. To access the rebroadcast, dial 1-800-408-3053. Local callers please dial 416-695-5800. The conference ID number is 1482030. The call will also be webcast live, and archived, in the investor information section of Extendicare’s website, www.extendicare.com. In addition, the Company has posted a supplemental information package on its website under investor information/investor documents/supplemental information, which contains historical quarterly financial and operating statistics.

Statements contained in this release other than statements of historical fact, including statements regarding anticipated financial performance, business strategy and management’s plans and objectives for future operations, are forward-looking statements. These forward-looking statements can be identified as such because the statements generally include words such as “expect”, “intend”, “anticipate”, “believe”, “estimate”, “plan” or “objective” or other similar expressions. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, these statements. In addition to the risks and uncertainties related to these statements, other risks and uncertainties are identified in Extendicare Inc.’s or Extendicare Health Services, Inc.’s filings with Canadian and United States securities regulators and include, but are not limited to, the following: changes in the health care industry in general and the long-term care industry in particular because of political and economic influences; changes in regulations governing the industry and the Company’s compliance with such regulations; changes in government funding levels for health care services; resident care litigation, including exposure for punitive damage claims and increased insurance costs, and other claims asserted against the Company; the Company’s ability to attract and retain qualified personnel; the availability and terms of capital to fund the Company’s capital expenditures; changes in competition; and demographic changes. Given these risks and uncertainties, readers are cautioned not to place undue reliance on the Company’s forward-looking statements. All forward-looking statements contained in this report are necessarily estimates reflecting the best judgement of the party making such statements based upon current information, and the Company assumes no obligation to update any forward-looking statement.

For further information, contact:

Christopher Barnes
Manager, Investor Relations
Phone: (905) 470-5483
Fax: (905) 470-4003
Email: cbarnes@extendicare.com

Visit Extendicare’s Website @ www.extendicare.com

EXTENDICARE INC.

Consolidated Statements of Earnings
(unaudited)

	Three months ended		Nine months ended
(thousands of Canadian dollars except per share amounts)	September 30		September 30

	2003	2002	2003	2002

		(note 1)		(note 1)
Revenue
Nursing and assisted living centres
United States	294,044	313,134	891,774	920,740
Canada	90,858	80,198	257,166	232,433
Outpatient therapy — U.S.	4,171	3,892	12,501	11,911
Home health — Canada	33,440	35,688	101,218	109,331
Other	10,541	11,042	30,412	32,284

	433,054	443,954	1,293,071	1,306,699
Operating and administrative costs	377,530	394,608	1,142,803	1,163,545
Lease costs	4,873	6,366	14,041	18,740

EBITDA (note 2)	50,651	42,980	136,227	124,414

Depreciation and amortization	15,816	17,021	47,672	51,393
Interest, net	14,768	15,876	45,323	46,306
Loss (gain) from asset disposals and other items	—	—	(905)	6,579

Earnings before income taxes	20,067	10,083	44,137	20,136

Income taxes
Current	5,521	1,495	11,102	5,363
Future	1,977	2,561	5,593	4,288

	7,498	4,056	16,695	9,651

Earnings from health care	12,569	6,027	27,442	10,485
Share of earnings of Crown Life	1,197	1,893	16,325	5,452

Net earnings	13,766	7,920	43,767	15,937

Basic earnings per share	0.20	0.11	0.63	0.22

Diluted earnings per share	0.19	0.11	0.62	0.22

Notes:

(1)	Certain reclassifications have been made to the prior period results to conform to the 2003 presentation.

(2)	EBITDA refers to earnings before interest, taxes, depreciation, amortization, and loss (gain) from asset disposals and other items.

EXTENDICARE INC.

Consolidated Statements of Cash Flows
(unaudited)

	Three months ended		Nine months ended
(thousands of Canadian dollars)	September 30		September 30

	2003	2002	2003	2002

Cash provided by (used in) operations
Net earnings	13,766	7,920	43,767	15,937
Adjustments for:
Depreciation and amortization	15,816	17,021	47,672	51,393
Provision for self-insured liabilities	3,240	4,049	9,915	12,599
Payments for self-insured liabilities	(4,379)	(11,100)	(27,245)	(41,299)
Reserve for settlement with third parties	3,145	—	3,145	—
Future income taxes	1,977	2,561	5,593	4,288
Loss (gain) from asset disposals and other items	—	—	(905)	6,579
Undistributed share of earnings of Crown Life, net of dividends received	(1,197)	18,989	(16,325)	16,544
Other	(246)	36	1,016	2,201

	32,122	39,476	66,633	68,242
Net change in operating working capital, excluding cash
Accounts receivable	1,932	(7,901)	7,444	7,972
Inventories, supplies and prepaid expenses	2,444	882	(1,506)	(4,966)
Accounts payable and accrued liabilities	(4,304)	8,623	(12,036)	7,817
Income taxes	689	908	265	(2,212)

	32,883	41,988	60,800	76,853

Cash provided by (used in) investment activities
Property and equipment	(16,382)	(14,942)	(44,252)	(33,684)
Net proceeds from dispositions	—	—	2,047	19,680
Other assets	(1,260)	597	(641)	6,477

	(17,642)	(14,345)	(42,846)	(7,527)

Cash provided by (used in) financing activities
Issue of long-term debt	—	—	11,021	235,585
Repayment of long-term debt	(4,348)	(3,695)	(8,980)	(233,369)
Decrease (increase) in investments held for self-insured liabilities	(2,336)	(22,562)	8,030	(21,343)
Purchase of shares for cancellation	(2,984)	(5,715)	(5,766)	(7,386)
Financing costs	(121)	(1,087)	(156)	(12,429)
Other	773	(870)	549	(1,867)

	(9,016)	(33,929)	4,698	(40,809)

Foreign exchange gain (loss) on cash held in foreign currency	29	2,237	(7,326)	487

Increase (decrease) in cash and cash equivalents	6,254	(4,049)	15,326	29,004
Cash and cash equivalents at beginning of period	61,696	58,602	52,624	25,549

Cash and cash equivalents at end of period	67,950	54,553	67,950	54,553

EXTENDICARE INC.

Consolidated Balance Sheets
(unaudited)

	September 30	December 31
(thousands of Canadian dollars)	2003	2002

Assets
Current assets
Cash and short-term investments	80,028	56,815
Accounts receivable	160,807	191,443
Income taxes recoverable	14,787	17,912
Future income taxes	47,035	55,849
Inventories, supplies and prepaid expenses	15,591	15,709

	318,248	337,728
Property and equipment	833,297	953,591
Goodwill and other intangible assets	101,956	120,504
Other assets	252,197	276,505

	1,505,698	1,688,328
Investment in Crown Life Insurance Company	136,911	121,508

	1,642,609	1,809,836

Liabilities and Shareholders’ Equity
Current liabilities
Bank overdraft	12,078	4,191
Accounts payable and accrued liabilities	265,342	311,062
Accrual for self-insured liabilities	36,447	55,216
Current maturities of long-term debt	6,807	6,209

	320,674	376,678
Accrual for self-insured liabilities	64,372	81,735
Long-term debt	773,405	846,734
Other liabilities	40,497	47,328
Future income taxes	91,940	99,335

	1,290,888	1,451,810
Share capital	311,751	317,314
Retained earnings (deficit)	16,955	(26,545)
Foreign currency translation adjustment account	23,015	67,257

	1,642,609	1,809,836

Closing US/Cdn. Dollar Exchange Rate	1.3499	1.5776

EXTENDICARE INC.

Financial and Operating Statistics
(unaudited)

	Three months ended		Nine months ended
(dollar amounts in Canadian dollars, unless otherwise noted)	September 30		September 30

	2003	2002	2003	2002

Revenue (millions)
United States	$307.1	$326.9	$929.5	$961.7
Canada	126.0	117.1	363.6	345.0

	$433.1	$444.0	$1,293.1	$1,306.7

EBITDA (millions)
United States	$36.6	$32.1	$102.2	$96.4
Canada	14.0	10.9	34.0	28.0

	$50.7 (a)	$43.0	$136.2	$124.4

Health Care Net Earnings (millions)
United States	$7.6	$2.7	$16.6	$4.4
Canada	5.0	3.3	10.8	6.1

	$12.6	$6.0	$27.4	$10.5

Components of Basic Earnings per Share
Health care operations, after preferred share dividends	$0.18	$0.08	$0.38	$0.19
Gain (loss) from asset disposals	—	—	0.01	(0.05)
Share of earnings of Crown Life	0.02	0.03	0.24	0.08

	$0.20	$0.11	$0.63	$0.22

Cash Flow from Operations, before changes in Working Capital, per Share	$0.47	$0.56	$0.97	$0.96

U.S. Nursing Centre Percent of Revenue by Payor Source
Private/other	18.5%	19.4%	18.6%	19.2%
Medicare	27.8	27.6	28.8	27.3
Medicaid	53.7	53.0	52.6	53.5
U.S. Nursing Centre Patient Days by Payor Source (thousands)
Private/other	202.8	214.3	605.0	632.9
Medicare	181.2	156.6	540.1	454.0
Medicaid	804.6	804.6	2,370.0	2,376.0

U.S. Average Medicare Part A Rate (US dollars)	$294.12	$311.11	$292.93	$311.55

Average Occupancy (excluding managed facilities)
U.S. nursing	91.6%	90.8%	91.4%	90.0%
U.S. assisted living	86.9	84.5	86.0	83.1
U.S. nursing and assisted living	91.1	90.1	90.8	89.3

Extendicare Inc. total facilities in operation	93.2	92.5	92.7	91.7
Extendicare Inc., same-facility basis	93.3	92.5	93.0	91.9

Average US/Cdn. Dollar Exchange Rate	1.3807	1.5626	1.4295	1.5705

(a)	Does not add due to rounding.